Exhibit 99.1

QUIPT HOME MEDICAL REPORTS RECORD FOURTH QUARTER AND FISCAL YEAR 2022 FINANCIAL RESULTS POSTING POSITIVE NET INCOME, REVENUE GROWTH OF 37% AND ADJUSTED EBITDA GROWTH OF 37%

POSTS STRONG ADJUSTED EBITDA MARGIN OF 20.9% FOR FISCAL YEAR 2022

Cincinnati, Ohio – December 21, 2022 – Quipt Home Medical Corp. (the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, today announced its fourth quarter and fiscal year 2022 financial results and operational highlights. These results pertain to the three months and year ended September 30, 2022 and are reported in U.S. Dollars.

Quipt will host its Earnings Conference Call on Thursday, December 22, 2022 at 10:00 a.m. (ET). The dial-in number is 1 (800) 319-4610 or 1 (604) 638-5340. The live audio webcast can be found on the investor section of the Company’s website through the following link: www.quipthomemedical.com.

Financial Highlights:

•	Revenue for fiscal year 2022 was $139.9 million compared to $102.4 million for fiscal year 2021, representing a 36.6% increase.

•	Recurring Revenue (as defined below) for fiscal year 2022 continues to be strong and exceeded 77% of total revenue.

•	Adjusted EBITDA (defined below) for fiscal year 2022 was $29.2 million (20.9% margin), compared to Adjusted EBITDA for fiscal year 2021 of $21.4 million, representing a 36.5% increase. Adjusted EBITDA margin remained very stable despite the inflationary operating environment.

•	Net Income for fiscal year 2022 was $4.8 million or $0.13 per fully diluted share, compared to net income for fiscal year 2021 of a loss of $(6.2) million or $(0.20) per fully diluted share.

•	Revenue for Q4 2022 was $40.1 million compared to $29.1 million for Q4 2021, representing a 37.7% increase.

•	Adjusted EBITDA for Q4 2022 was $8.4 million (21% margin) compared to $5.6 million (19% margin) for Q4 2021, representing a 51% increase.

•	Cash flow from operations was $26.3 million for the year ended September 30, 2022 compared to $17.8 million for the year ended September 30, 2021.

•	For fiscal year 2022, bad debt expense remained consistent at 8.7%. This exemplifies the Company’s ability to scale and add more revenue through add-on acquisitions without compromising billing capabilities.

•	On September 19, 2022, the Company announced the closing of $110,000,000 in senior secured credit facilities with CIT Bank, a division of First-Citizens Bank & Trust Company. The senior secured credit facilities are comprised of a term loan facility in an aggregate principal amount of $5 million, a delayed draw term loan facility in an aggregate principal amount of $85 million and a revolving credit facility in an aggregate principal amount of $20 million.

•	The Company reported $8.5 million of cash on hand and total credit availability of $96.5 million as of September 30, 2022 with $11.5 million available towards the revolving credit facility and $85 million available pursuant to the delayed draw term loan facility.

Operational and Acquisition Highlights:

•	The Company’s customer base increased 23% year over year to 173,203 unique patients served in fiscal year 2022 from 140,996 unique patients in fiscal year 2021.

•	Compared to 364,367 unique set-ups/deliveries in fiscal year 2021, the Company completed 516,328 unique set-ups/deliveries in fiscal year 2022, an increase of 41.7%. This includes 231,495 respiratory resupply set-ups/deliveries which increased to 231,495 for the year ended September 30, 2022, compared to 158,072 for the year ended September 30, 2021, an increase of 46.4%, which the Company credits to its continued use of technology and centralized intake processes.

•	The Company continues to experience robust demand for respiratory equipment, such as oxygen concentrators, ventilators, as well as the CPAP resupply and other supplies business.

•	On April 26, 2022, the Company announced the execution of a national insurance contract with a top five health insurer in the United States [1], which has expanded accessibility for our patients across the country. The Company will continue to work towards agreements with other sizable commercial payors in an effort to convince them of the advantages of the Company’s robust patient-centric strategy for both patients and payors.

•	The Company completed eight acquisitions during fiscal year 2022. In fiscal Q4 2022, the Company acquired Hometown Medical, LLC, a business with operations in Mississippi, reporting unaudited trailing 12-month annual revenues of approximately $7 million and with anticipated Adjusted EBITDA of $1.4 million post integration.

•	The Company has expanded its sales reach which now spans across 19 U.S. states with the addition of experienced sales personnel.

•	The Company has reached 200,000 active patients, 21,500 referring physicians and 94 locations.

Management Commentary:

“The record results seen in the fourth quarter and fiscal year 2022 are directly attributable to the expansion of our patient-centric ecosystem into favorable geographies across the United States through our strategic growth initiatives. Despite an ambitious acquisition pace and inflationary operating environment, I am very pleased with our ability to grow our revenue by 37% and maintain above 20% margins for fiscal year 2022 by continuing to implement our steady operating processes and integration activities. As a healthcare organization with a concentration on respiratory treatment, we feel well protected from potential economic challenges given the nature of our business and sector,” said CEO and Chairman Greg Crawford.

“Quipt is in the best position in its history, with continued growth in revenue and Adjusted EBITDA, continued margin expansion, a strong balance sheet, and a provider of in-home clinical respiratory care, now providing services to 200,000 active patients in 19 U.S. states. We anticipate continued growth in 2023 due to favorable regulatory conditions, persistently high demand for respiratory products and services, robust demographic trends, and our continued operating performance seen throughout the business. Moreover, our current acquisition pipeline and our robust balance sheet provides us with significant opportunity focused on the expanding demand for at-home clinical respiratory care.”

Chief Financial Officer Hardik Mehta added, “We are extremely proud of our record financial and operating performance in fiscal year 2022, and our ability to sustain an Adjusted EBITDA margin above 20% is a tremendous accomplishment given the current operating climate. We surpassed $160 million in Run-Rate Revenue (defined below) in fiscal Q4 and our continued progress in strategically building scale utilizing the infrastructure we have in place is producing consistent financial results, inclusive of over 77% of our revenue being classified as recurring. In real time, we see very positive trends as it relates to our ongoing hiring initiatives with a focus on our sales force and significant easing of existing supply chain constraints. Our strong financial position enables us to focus on strategic acquisition candidates that can expand our company into favorable geographic areas in the United States, and we continue to remain confident in our continued growth and financial performance.”

The Company also announces that on December 2, 2022, a wholly owned subsidiary of the Company, entered into five separate seven-year lease agreements expiring on September 30, 2029 with Mr. Gregory Crawford, an officer (CEO) and director of the Company, renewing leases originally entered into in 2015 (prior to Mr. Crawford being a non-arm’s length party of the Company). The market rate leases are for an aggregate of 60,468 square feet of office, warehouse and retail space for an aggregate of $53,916 per month, with annual increases equal to the greater of (i) the Consumer Price Index for All Urban Consumers (CPI-U), and (ii) 3%, and have been consistently disclosed in prior disclosure documents (financials, MD&A, AIF’s and management information circular’s) of the Company on SEDAR.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding Hometown Medical, LLC is unaudited and derived as a result of the Company’s due diligence, including a review of Hometown Medical, LLC’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: post integration financial results (revenue and Adjusted EBITDA) of  Hometown Medical, LLC; and the Company anticipating continued growth in 2023; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: Hometown Medical, LLC achieving results at least as good as historical performances; the financial information regarding Hometown Medical, LLC being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook – Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Pre-Released Financial Metrics

This press release contains certain pre-released fourth quarter and full year financial metrics. The fourth quarter and full year financial metrics contained in this press release are preliminary and represent the most current information available to the Company's management, as financial closing procedures for the three months and year ended September 30, 2022 are not yet complete. The Company's actual consolidated audited financial statements for such period will be filed with the United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com, on or before the filing deadline of December 29, 2022, and may result in material changes to the financial metrics summarized in this press release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal quarter and year end accounting procedures and adjustments, and also what one might expect to be in the final consolidated financial statements based on the financial metrics summarized in this press release. Although the Company believes the expectations reflected in this press release are based upon reasonable assumptions, the Company can give no assurance that actual results will not differ materially from these expectations.

Non-GAAP Measures

This press release refers to “Run-Rate Revenue”, “Recurring Revenue” and “Adjusted EBITDA”, which are non-GAAP and non-IFRS financial measures that do not have standardized meanings prescribed by GAAP or IFRS. The Company’s presentation of these financial measures may not be comparable to similarly titled measures used by other companies. These financial measures are intended to provide additional information to investors concerning the Company’s performance.

Run-Rate Revenue as used in this press release is calculated as total revenues for the three months ended September 30, 2022 of $40 million multiplied by four, or $160 million.

Recurring Revenue as used in this press release is calculated as rentals of medical equipment of $69.2 million plus sales of respiratory resupplies of $38.5 million for a total of $107.7 million, divided by total revenues of $139.9 million, or 77%.

Adjusted EBITDA is defined as net income (loss), excluding interest, income taxes, depreciation, amortization, change in fair value of derivative financial liabilities, stock-based compensation, other income from government grant, loss on extinguishment of debt, loss on settlement of shares to be issues, and acquisition-related costs. Adjusted EBITDA is a non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the following indicated periods:

	Year ended	Year ended
	September	September
	30, 2022	30, 2021
Net income (loss) from continuing operations	$4,839	$(6,174)
Add back:
Depreciation and amortization	23,040	17,786
Interest expense, net	2,079	1,853
(Recovery of) provision for income taxes	(1,904)	(3,155)
EBITDA	28,054	10,310
Stock-based compensation	5,493	4,952
Acquisition-related costs	797	233
Gain (loss) on foreign currency transactions	144	173
Other income from government grant	(4,885)	—
Loss on extinguishment of debt	281	—
Loss on settlement of shares to be issued	442	—
Transaction costs	—	—
Change in fair value of debentures and warrants	(1,150)	5,703
Adjusted EBITDA	$29,176	$21,371

Management uses each of these non-IFRS measures as a key metric in the evaluation of the Company’s performance and the consolidated financial results. The Company believes that these non-IFRS measures are useful to investors in their assessment of the operating performance and the valuation of the Company. In addition, these non-IFRS measures address questions the Company routinely receives from analysts and investors and, in order to assure that all investors have access to similar data, the Company has determined that it is appropriate to make this data available to all investors. However, non-IFRS financial measures are not prepared in accordance with IFRS, and the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com

1 https://healthpayerintelligence.com/news/top-5-largest-health-insurers-in-the-us-by-national-market-share

Condensed Statements of Income (Loss) (Unaudited, in $000s)

	Three months ended Sep 30, 2022	Three months ended Sep 30, 2021	Year ended Sep 30, 2022	Year ended Sep 30, 2021
Revenues	$40,092	$29,118	$139,862	$102,351
Inventory sold	9,294	8,234	33,213	28,172
Operating expenses	18,606	13,328	65,203	44,805
Bad debt expense	3,242	1,987	12,225	7,957
Depreciation	6,294	4,930	20,453	16,212
Amortization of intangible assets	911	467	2,587	1,574
Stock-based compensation	897	3,328	5,493	4,952
Acquisition-related costs	574	69	797	233
Loss (gain) on disposals of property and equipment	55	(29)	45	(94)
Other income from government grant	(631)	—	(4,885)	—
Operating income	850	(3,196)	4,731	(1,460)
Interest expense, net	572	515	2,079	1,993
Loss on extinguishment of debt	281	—	281	—
Loss on settlement of shares to be issued	442	—	442	—
Loss on foreign currency transactions	62	37	867	173
Change in fair value of debentures and warrants	85	(1,155)	(1,150)	5,703
Income (loss) before income taxes	(592)	(2,593)	2,212	(9,329)
Recovery of income taxes	(2,362)	(1,214)	(1,904)	(3,155)
Net income (loss)	$1,770	$(1,379)	$4,839	$(6,174)
Income (loss) per share
Basic	$0.05	$(0.04)	$0.14	$(0.20)
Diluted	$0.05	$(0.04)	$0.13	$(0.20)

Condensed Statements of Financial Position (Unaudited, in $000s)

	Year ended September 30, 2022	Year ended September 30, 2021
Cash	$8,516	$34,612
Accounts receivable, net	16,383	11,938
Inventory	15,585	9,253
Prepaid and other current assets	1,052	1,430
Property and equipment	33,497	23,506
Other assets	57,181	27,834
Total assets	$132,214	$108,573

Accounts payable and other current liabilities	$41,740	$32,737
Long-term debt and other long-term liabilities	10,927	17,214
Total liabilities	52,667	58,622
Shareholders’ equity	79,547	108,573
Total liabilities and shareholders’ equity	$132,214	$167,195

Condensed Statements of Cash Flows (Unaudited, in $000s)

	Year ended September 30, 2022	Year ended September 30, 2021
Operating activities
Net income (loss)	$4,839	$(6,174)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	20,747	25,121
Change in working capital (net of acquisitions)	758	(1,186)
Net cash flow provided by operating activities	26,344	17,761

Investing activities
Purchase of property and equipment, net of proceeds	(8,968)	(4,948)
Cash paid for acquisitions	(33,525)	(12,890)
Net cash flow used in investing activities	(42,493)	(17,838)

Financing activities
Repayments of loans, leases, purchase price payable, and other	(20,639)	(14,237)
Proceeds from credit facility, net of issuance costs	10,221	—
Proceeds from exercise of warrants and options	567	19,077
Net cash flow (used in) provided by financing activities	(9,851)	4,840

Net increase (decrease) in cash	(26,000)	4,763
Effect of exchange rate changes on cash held in foreign currencies	(96)	622
Cash, beginning of year	34,612	29,227
Cash, end of year	$8,516	$34,612